

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. H. Eric Bolton, Jr.
Chairman of the Board of Directors, President and Chief Executive Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee, 38138

      Re: **Mid-America Apartment Communities, Inc.**
              Form 10-K
              Filed February 25, 2010
              File No. 001-12762

Dear Mr. Bolton:

We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Mike McTiernan
                Assistant Director